Exhibit 99.3

Colorado Office 10758 W. Centennial Rd., Ste. 200 Littleton, CO 80127 Tel: (866) 981-4588 Fax: (720) 981-5643	Wyoming Office 5880 Enterprise Dr., Ste. 200 Casper, WY 82609 Tel: (307) 265-2373 Fax: (307) 265-2801

March 23, 2011

Dear Shareholder:

Enclosed are the documents relating to the Ur-Energy Inc. Annual and Special Meeting of Shareholders scheduled for April 27, 2011.  These documents are also available on our website, www.ur-energy.com.  At year’s end the Company had a cash position of approximately C$34 million with which to advance our robust uranium project at Lost Creek, Wyoming.  Our technical team continues to be regarded as one of the finest technical teams among the uranium juniors. We are pleased to highlight some of our 2010 accomplishments and to share our 2011 plans with you.

Since the catastrophic earthquake, tsunami and ensuing nuclear emergency hit Japan just a couple weeks ago, the global nuclear industry has experienced a reaction to the events at the nuclear plants, and the Company has not been insulated from the effects.  Our thoughts and prayers are with the people of Japan as they start the recovery process.  While the events at the nuclear plants were and are serious, we hope and anticipate that the ultimate outcome of these major events will demonstrate that the nuclear power industry continues to hold safety as a primary objective and that nuclear power plants will remain the best option for the production of significant base load electricity without the release of greenhouse gases.

The principal focus of the Company during 2010 remained the advancement of the regulatory process toward the final licensing of our Lost Creek Project for production.  The Nuclear Regulatory Commission (NRC) encountered staffing challenges in the process of completing the Final Supplementary Environmental Impact Statement (SEIS).  Those challenges kept that document and the final Source and Byproduct Materials License for Lost Creek from being issued by the NRC during 2010 as guidance from the NRC had earlier indicated.  The draft Source and Byproduct Materials License was issued by the NRC in January 2011 and current guidance from the NRC suggests that the Final SEIS and License will be issued during Q2 2011.

The Wyoming Department of Environmental Quality (WDEQ) has completed its review of our Permit to Mine application and the Mine Unit #1 Permit.  Those permits are projected to be issued during Q2 2011.  The Class I Underground Injection Control (UIC) Permit process for the water disposal wells was issued in 2010.  Additional regulatory approvals and permits were received during 2010.  Fabrication has been completed on long lead time items for the Lost Creek plant, which were ordered in 2009.

We completed a drill program late in 2010 the purpose of which was to better define uranium-bearing redox fronts across the LC South property which adjoins the Lost Creek Project to the south.  Our drilling continued to define the presence of additional redox fronts which appear to be mineralized.  Additional drilling will be necessary to complete the definition of resources along those redox fronts.  We also completed delineation of previously identified mineralization within the KM horizon below Lost Creek’s Mine Unit #1 because, once mining starts in Mine Unit #1, we will be limited in performing drill testing within the Mine Unit area.

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The uranium market improved in late 2010 with the spot price of uranium increasing steadily through the fourth quarter 2010 to close out the year at US$62.50/lb, and its continued increase in early 2011, closing at the end of February 2011 at US$69.75/lb.  It is believed that much of this increase in the spot price was the recognition that China is accumulating large inventories of uranium to supply its growth of nuclear power.  The events at the six Japanese nuclear plants following the March 11, 2011 earthquake and tsunami had a dramatic effect on the spot price with a fall to a daily low of US$49.25/lb on March 16, but the spot price recovered to over US$60/lb by the date of this letter.  We believe it is important to reiterate that the basic fundamentals of the uranium market are still solid.  In 2010 there were 53 new reactors under construction while today there are 65 under construction.

In October 2010 the Company responded to a Request for Proposal (RFP) for delivery of uranium from a large US utility company.  Our proposal to deliver uranium from the Lost Creek Project was accepted and a contract, providing for deliveries over a three year period, was announced in March 2011.  This is our first long term contract and we are pleased to have this contract that provides a good price for a portion of our future production.

The Company has also announced that it has expanded its US exploration activities into western Nebraska, having secured private leases on approximately 35,000 acres (14,164 hectares)(not contiguous).  The identification and selection of these exploration lands is the result of a three-year in-house study, covering 11 counties.  The Company’s exploration staff is planning for initial exploration of these leased lands.

This year is expected to be significant for Ur-Energy.  Already in 2011 we have received the draft Source and Byproduct Materials License from the NRC in January.  The guidance that we have received from both the NRC and the WDEQ is that the licensing process is nearly complete and that licenses from both agencies should be received by the Company during Q2 2011.  While the US Bureau of Land Management (BLM) previously indicated that it would follow the actions of both the NRC and the WDEQ, guided by Memorandums of Understanding with both agencies, it later determined that it will need to complete its own process.  The BLM has stated that it may incorporate all or part of the NRC SEIS within its EIS, but the Company still does not have clear guidance from the BLM.  While current indications are that all licenses will be on hand to start construction prior to the end of 2011, there is no guarantee that there will not be some unforeseen delay from any of the agencies.

On February 7, 2011 we announced a C$30 million bought deal financing.  The financing triggered a review of the Company’s continuous disclosure record by the Ontario Securities Commission (OSC) which required an amendment of our 2008 NI 43-101 report on the preliminary assessment of the Lost Creek Project as well as an updated 2011 NI 43-101 technical report which provides a further assessment of the resources at Lost Creek and a new preliminary assessment.  Deteriorating market conditions through February and into early March while we finalized the 2011 NI 43-101 report resulted in the withdrawal of the prospectus for the financing on March 11.  We remain well financed with approximately C$34 million as of the end of 2010, and we have several major milestones that the Company will be achieving over the next several months.

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The new 2011 NI 43-101 Preliminary Assessment for the Lost Creek Property was issued on March 16, 2011.  It confirms the resource at Lost Creek and utilizes updated data from our mine planning group which better defines the initial resources which can be targeted for mining at this point in time.  The 2008 Preliminary Assessment used an estimated resource number based on approximately 80% of the NI 43-101 resources which were outlined on the project, in all mineralized horizons, at that time and resulted in a projected production of 6.1 million pounds U3O8 from six mine units.  Based on the analysis of detailed drilling and the geologic work done within the Lost Creek Project, the 2011 NI 43-101 utilizes a better defined resource within only the HJ and KM horizons and results in a projected production of 4.8 million pounds U3O8 from five mine units.  Through our efforts, we have obtained more detailed cost data and better definition of the resource.  Our cash flow estimate continues to demonstrate that Lost Creek is a robust project.  We believe that there is significant potential for the definition of additional resources on the Lost Creek Project and adjoining properties which we expect will extend the life of Lost Creek operation well beyond the five years of production defined by this preliminary assessment.

The Lost Creek Property drilling plan for 2011 consists primarily of a program to better evaluate and define additional resources on the properties adjoining Lost Creek.  Our engineering team has been preparing the detailed plans for construction of the plant and of Mine Unit #1.  They are prepared to start construction as soon as practicable once all licenses and approvals have been received by Ur-Energy.

We believe that 2011 will be our year.  Our superb technical and support team, our solid financial condition, our robust Lost Creek Project, and the potential to expand our resources on the properties adjoining Lost Creek will enable us to grow during difficult times.  We appreciate the support of our existing shareholders and invite new investors to take a look at Ur-Energy as we look forward to becoming a producer.

Yours truly,

W. William Boberg President & CEO	Jeffrey T. Klenda Chairman of the Board

TSX: URE – NYSE Amex: URG
www.ur-energy.com